Eaton Vance Credit Opportunities Fund

Special Meeting of Shareholders

The Fund held a Special Meeting of Shareholders on
February 26, 2010. The following action was taken by the shareholders:

Item 1:

To approve the Agreement and Plan of
Reorganization between the Fund and Eaton Vance
Limited Duration Income Fund, the termination of the Fund's registration under the Investment
Company Act of 1940, as amended, and the dissolution of the Fund under applicable state law:

       Number
of Shares
       For
Against                          Abstain
                                    3,699,670
239,854                           168,801